UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc

601 North Lamar Blvd., Suite 300

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market

Growing Your Future 401(k) Plan

Financial Statements

and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

To the Whole Foods Market

Benefit Plan Committee

We have audited the accompanying statement of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Austin, Texas

September 5, 2003

Whole Foods Market

Growing Your Future 401(k) Plan

Statement of Net Assets Available for Benefits

December 31, 2002

Assets
Investments, at fair value	$16,945,768

Receivables:
Employer contributions	1,693,517

Total assets	18,639,285

Net assets available for benefits	$18,639,285

See accompanying notes.

Whole Foods Market

Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Participant contributions	$11,481,214
Participant rollovers	729,052
Employer contributions	6,099,447
Interest and dividends	121,526
Net appreciation in fair value of investments	471,766

Total additions	18,903,005

Deductions:
Distributions to participants	225,450
Administrative expenses	38,270

Total deductions	263,720

Net increase	18,639,285

Net assets available for benefits at beginning of year	—

Net assets available for benefits at end of year	$18,639,285

See accompanying notes.

Whole Foods Market

Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) is a defined contribution plan established January 1, 2002, by Whole Foods Market, Inc. (the “Company”) for the benefit of its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Employees are eligible to participate in the Plan upon completion of one year of service, as defined, and attainment of age 21. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year.

Contributions

Each year, participants may contribute a percentage of their compensation to the Plan up to the maximum allowed under the Internal Revenue Code (the “Code”). The Company makes a matching contribution to each eligible participant equal to 100% of the participant’s contribution not to exceed 3% of the participant’s compensation plus an additional 50% of the participant’s contribution which exceed 3% but not to exceed 5% of the participant’s compensation. The Company’s matching contribution is in the form of Whole Foods Market, Inc. common stock or in cash. In accordance with federal tax law, employee contributions are subject to limitations imposed by the Internal Revenue Service (the”IRS”).

Participants direct the investment allocations of their contributions and of the Company’s matching contribution, whether it is cash or stock. If the matching contribution is made in cash, it is invested in the Whole Foods Market, Inc. common stock. Whether the matching contribution is cash or stock, the participant may direct the investment allocation immediately after it has been invested in the Whole Foods Market, Inc. common stock.

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, plan earnings, and administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for any loan used to acquire a principal residence for the participant. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

Upon termination of service either through retirement, death, full and permanent disability, or termination of employment, participants, or their beneficiaries, are eligible for distributions of their vested benefits. The participant may receive such vested benefits in the form of a deferred annuity, a lump sum cash distribution or periodic installments.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan terminate, the assets will be distributed based on the balances in each participant’s account.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded when paid.

Valuation of Investments

Investments in mutual funds, the common collective trust funds and Whole Foods Market, Inc. common stock are reported at fair value, based on quoted prices in active markets. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. Investments

The following investments individually represent 5 percent or more of the fair value of the Plan’s net assets available for benefits:

December 31, 2002
Vanguard 500 Index Fund	$1,395,976
Whole Foods Market, Inc. common stock	6,813,700
Strong Advisor Bond Fund	1,224,726
Strong Stable Value Fund	1,484,280

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(721,218)
Common stock	1,192,984

$471,766

4. Income Tax Status

The Plan has received an opinion letter from the IRS dated January 15, 1997, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal RevenueCode (the”Code”), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Whole Foods Market

Growing Your Future 410(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-1989366 PN: 002

December 31, 2002

Identity of Issue	Description of Investment	Current Value
Domini Social Interest Fund	Mutual fund	$515,997
Janus Adviser International Fund	Mutual fund	375,567
Janus Adviser Worldwide Fund	Mutual fund	138,573
*Strong Growth Fund	Mutual fund	574,240
*Strong Growth & Income Fund	Mutual fund	463,849
*Strong U.S. Emerging Growth Fund	Mutual fund	803,966
Vanguard 500 Index Fund	Mutual fund	1,395,976
Vanguard Morgan Growth Fund	Mutual fund	766,521
Vanguard Windsor II Fund	Mutual fund	525,307
*Strong Adviser Bond Fund	Mutual fund	1,224,726
*Strong High-Yield Bond Fund	Mutual fund	342,324
*Strong Stable Value Fund	Common/collective trust fund	1,484,280
*Strong Aggressive Portfolio Fund	Mutual fund	331,919
*Strong Conservative Fund	Mutual fund	538,284
*Strong Moderate Portfolio Fund	Mutual fund	356,060
*Whole Foods Market, Inc. common stock	129,218 shares of common stock	6,813,700
*Participants loans	Varying maturity dates and interest rates ranging from 5% to 5.75%	294,479

		$16,945,768

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: December 19, 2003	By:	/s/ Paula Labian

Paula Labian National Director of Benefits and Compensation Whole Foods Market, Inc.

EXHIBIT INDEX

Exhibit No.

23          Consent of Independent Auditors